


20170250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2017

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: PNM Resources, Inc.
Incoming letter dated January 12, 2017

Dear Ms. Sellers:

This is in response to your letter dated January 12, 2017 concerning the shareholder proposal submitted to PNMR by the Max and Anna Levinson Foundation. We also received a letter from the proponent on February 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Charlotte Levinson
***FISMA & OMB Memorandum M-07-16 ***

February 24, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PNM Resources, Inc.
Incoming letter dated January 12, 2017

The proposal requests that the company, with board oversight, publish an assessment of the long-term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

We are unable to concur in your view that PNMR may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that PNMR's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that PNMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

To: U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F. Street, N.E.

Washington, D.C. 20549

From: Charlotte Levinson, President

The Max and Anna Levinson Foundation

P.O. Box 6309

Santa Fe, NM 87502

Re: In Response to PNM Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the Max and Anna Levinson Foundation

The Max and Anna Levinson Foundation disputes the contention by PNM Resources, Inc. (the Company) in its January 12, 2017 Response ("Response") that the Company has already "substantially implemented" the Foundation's Proposal based on the following facts and applicable law and for the following reasons:

1. Application of the Standard for Exclusion under Rule 14a-8(i)(10).

The essential purpose of a proxy statement is to provide sufficient information to existing and potential investors in a company to allow them to make informed decisions about matters that may be brought up at annual or special stockholder meetings. As discussed below, the prior Staff applications of the "substantially implemented" test under Rule 14a-8(i)(10) cited in the Company's Response are inapposite and do not support exclusion of the Foundation's Proposal because the Company's particular policies, practices and procedures described in the Company's Response (i) do not "compare favorably with the guidelines of the proposal" which focus on "the long term impacts on the Company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels" and (ii) do not satisfy "the essential objective of the proposal," which is to better inform investors of the investment risks associated with the Company's existing and currently planned power generation portfolio.

The Company's existing power generation portfolio includes both "jurisdictional" and non-"jurisdictional" (i.e., "merchant plant") generation assets owned or leased by the Company's wholly-owned subsidiaries, Public Service Co. of New Mexico (PNM) and Texas-New Mexico Power Co. (TNMP) (both regulated public utilities). The investment risks associated with the Company's power generation portfolio include the Company's exposure to financing obligations associated with the operations of those generation assets including, but not limited, to those of New Mexico Capital Utility Corp. (PNMCUC). According to a PNM letter dated February 1, 2016 to the New Mexico Public Regulation Commission (NMPRC), PNMCUC is a wholly-owned subsidiary of PNMR, created in January 2016, which entered into an agreement to loan $125 million to Westmorland San Juan LLC (WSJ), described as a "ring-fenced, bankruptcy remote, special purpose entity" and subsidiary of Westmoreland Coal Co., to enable WSJ to purchase the San Juan Coal Mine, which is the sole source of (coal) fuel for PNM's interests in the San Juan Generating Station (SJGS), from BHP Billiton Co. in January 2016. Each of these Company matters are relevant to "the essential objective of the proposal" because it is the Company's (PNMR's) stock, rather than any stock in PNM or any of PNMR's other subsidiaries, that is publicly traded and of material interest to shareholders.

2. The disclosures by PNM in its "Proposed" but never "Accepted" 2014 Integrated Resource Plan (IRP) filed with the NMPRC do not "compare favorably with the guidelines of the proposal" or satisfy "the essential objective of the proposal."

The disclosures by PNMR subsidiary PNM in PNM's "proposed" 2014 IRP filed with the NMPRC on July 1, 2014 do not "compare favorably with the guidelines of the proposal" or satisfy its "essential objective for a number of reasons. First, as noted earlier, the Proposal's "guidelines" are not limited to "public policies and technological advances" extant or anticipated by PNM at the time it finalized its proposed 2014 IRP in the first half of 2014. The Proposal's guidelines address *current* public policies and technological advances affecting the generation of electricity and their impacts on the " 2 Degree Scenario" goal of the United Nations Framework Convention on Climate Change's Paris Agreement (Paris Agreement) described in the Company's Response. The Proposal's "guidelines" therefore are not limited to PNM's analysis in its proposed 2014 IRP of the impacts of the Clean Air Act (CAA) and the EPA's then proposed (or subsequently implemented) Clean Power Plan regulations (CCP) on the Company's current power generation portfolio and currently planned changes to its power generation portfolio during the four-year "Action Period" (2014-2018) or twenty-year planning period (2014-2033) addressed in PNM's *proposed* 2014 IRP.

This Proposal "guidelines" distinction is relevant and significant because, due to pending litigation challenging the CCP and recent statements by President Trump and representatives of his administration indicating that his administration intends to repeal the CCP and U.S. Bureau of Land Management's Methane and Waste Prevention Rule issued in November 2016 and withdraw the United States from the Paris Agreement, there is substantial reason for investors and the SEC to expect today that, contrary to PNM's expectations in its proposed 2014 IRP (Appendix G) addressing existing and anticipated "Rules and Regulations," decisions by the Company's management will have a greater impact than provisions in the CAA, the CCP and other federal and state environmental regulations on the consistency of the Company's power generation portfolio with the "2 Degree Scenario" limit in and goal of the Paris Agreement going forward. That is to say, from an investor risk perspective, considering the foregoing recent public policy changes announced by the Trump Administration, it is no longer reasonable for the Company to assess the consistency of its existing and projected power generation portfolio with that 2 Degree Scenario limit by reference solely to the CAA, CCP and other federal environmental regulations in effect prior to 2017 intended to achieve that limit that are not likely to be enforced by the federal government during the next four years.

Moreover, from an investor risk perspective, the current likelihood that, under the Trump Administration, the federal government will not enforce those pre-existing federal regulations during the next four years and will withdraw the United States from the Paris Agreement does not eliminate the risk that, as a result of those actions by the federal government, a subsequent presidential administration and Congress may need to implement environmental regulations within the next eight years that establish even greater restrictions on greenhouse gas (GHG) emissions from PNM's existing and planned power generation portfolio in order to achieve the 2 Degree Scenario limit addressed in the Paris Agreement.

It is undeniable that PNM's reliance on fossil-fueled (coal and natural gas) power generation resources that emit GHGs to meet its service obligations in its current and planned power generation portfolio creates risks for investors in the Company. For example, the Company's February 29, 2016 SEC Form 10-K for the period ending December 31, 2015 states (p. A-12): "The profitability of PNMR's utilities depends on being able to recover costs through regulated rates and earn a fair return on invested capital. PNM and TNMP are in a period of significant capital expenditures. While increased capital investments and other costs are placing upward pressure on rates, energy efficiency, and a sluggish New Mexico economy are reducing usage by customers." That PNMR filing with the SEC (p. A-55) states further:

> Because of PNM's dependence on fossil-fueled generation, legislation or regulation that imposes a limit or cost on GHG could impact the cost at which electricity is produced. While PNM expects to recover any such costs through rates, the timing and outcome of

proceedings for cost recovery are uncertain. In addition, to the extent that any additional costs are recovered through rates, customers may reduce their usage, relocate facilities to other areas with lower energy costs, or take other actions that ultimately will adversely impact PNM.

Second, as also noted above, the essential objective of the Foundation's Proposal is to better inform investors of the investment risks associated with the current and projected power generation portfolio of the Company, including its wholly-owned subsidiaries. Per the New Mexico Public Utility Act (PUA), NMSA 1978, §§ 62-3-3, 62-6-4, 62-9-1 and 62-17-10, the NMPRC does not regulate non-(New Mexico) "jurisdictional" generation investments or power generation resources that are not used by PNM to provide retail electric service to customers in New Mexico such as "merchant plant" that can be operated for wholesale sales. Further, the NMPRC's IRP Rule, 17.7.3.9, New Mexico Administrative Code (NMAC) requires public utilities like PNM to only address in their IRPs existing and projected "supply-side and demand-side resources" used to serve their retail service customers in New Mexico. That Rule does not require any disclosures by PNM's holding company, PNMR, and does not require that PNM address in its IRPs the GHG emissions or other climate (2 Degree Limit) effects of "merchant plant" owned and operated by PNM or Texas-New Mexico Power for (wholesale) sales for resale or for retail service to customers in Texas.

This regulatory jurisdictional fact is relevant to the scope of the Foundation's Proposal because, pursuant to paragraph 20 of the "Modified Stipulation" approved by the NMPRC in December 2015 in Case No. 13-00390-UT and as part of a global settlement in that case, PNM was authorized to acquire and did acquire 65 MW of capacity of Unit 4 of the SJGS *in addition to* the 132 MW of capacity from that coal-fired Unit described in its 2014 IRP that PNM acquired for service to its New Mexico retail service customers pursuant to the NMPRC's Final Order in that case.[1] Paragraph 20 of that Modified Stipulation approved by the NMPRC states further: "the excluded merchant capacity in SJGS Unit 4 may be exchanged for capacity in SJGS Unit 1 if the total amount of excluded merchant capacity does not exceed 65 MW. This paragraph does not prevent PNM from seeking a CCN in the future for any type of additional generating capacity."

As stated by witnesses for PNM in NMPRC Case No. 13-00390-UT, PNM acquired the 65 MW of capacity from SJGS Unit 4 from its former owners, at no cost to PNM but subject to all future liabilities associated with that investment in coal-powered generation, because no other party wanted it and its acquisition was necessary to complete the ownership reorganization agreed to by the owners of the SJGS so that PNM could continue operating Units 1 and 4 of that

---

[1] The full text of the Modified Stipulation filed with the NMPRC on August13, 2015 and approved by the NMPRC on December 16, 2015 in NMPRC Case No. 13-00390-UT, also referred to in that case as the "Supplemental Stipulation," is publicly available using the NMPRC's "Case Lookup Edocket" on its website.

coal plant beyond 2017.[2] It is indisputable that continuing PNM ownership of SJGS Units 1 and 4 after 2017 exposes the Company to the risk of "stranded investment" in those Units (including the costs of capital additions necessary to address GHG and other atmospheric emissions from those Units) if, due to environmental regulations, lower costs for alternative energy sources or other reasons, those investments become uneconomic for PNM to continue operating them for service to its customers.

It is the Foundation's understanding that, under New Mexico and U.S. Constitutional law, a public utility like PNM has no regulatory, statutory or constitutional right to recover the remaining net undepreciated costs of investments in generation plant that is determined to be uneconomic for such reasons, particularly where a regulatory agency has authorized the utility to earn a return on the investment that includes a "risk premium" to compensate investors for such regulatory risks, which has been the NMPRC's historic practice with respect to PNM's investments in the SJGS, the Palo Verde Nuclear Generating Station and its other generation plant. *See generally Duquesne Light Co. v. Pennsylvania Power Co.*, 488 U.S. 299, 310-13 and n. 7 (1989). PNM's proposed 2014 IRP does not address PNM's acquisition or the environmental effects of this 65 MW of coal-fired "merchant capacity" in its portfolio or any of these associated investment risk matters.

Third, as a matter of applicable (New Mexico) law, there is no evidence that PNM (or the Company) reasonably assessed in its *proposed* 2014 IRP "the long-term impacts on the Company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels," as proposed in the Foundation's Proposal. The distinct "objective" of the NMPRC IRP Rule as stated in 17.7.3.6 NMAC is as follows:

> The purpose of this rule is to set forth the commission's requirements for the preparation, filing, review *and acceptance* of integrated resource plans by public utilities supplying electric service in New Mexico *in order to identify the most cost effective portfolio of resources to supply the energy needs of customers*. For resources whose cost and service quality are equivalent, the utility should prefer resources that minimize environment impacts. (Emphasis added).

As stated in that NMPRC IRP Rule, its purpose is focused on cost-effectiveness rather than on consistency with the "2 Degree Scenario" goal and limit in the Paris Agreement. The criteria for compliance with that NMPRC Rule therefore is not the same as the criteria set forth in the Foundation's Proposal. Moreover, as discussed below, to the extent the requirements in the NMPRC's IRP Rule require disclosures by PNM concerning the regulatory and environmental risks associated with the power generation portfolio addressed in a public utility's IRP, the NMPRC's publicly available record addressing protests of PNM's *proposed* 2014 IRP

[2] NMPRC Case No. 13-00390-UT, sworn prepared July 31, 2015 Supplemental and October 6, 2015 Rebuttal testimonies of PNM witness Chris Olson and sworn prepared August 28, 2015 testimony in support of Supplemental Stipulation by PNM witness Gerard Ortiz.

and testimony by an independent expert hired by the NMPRC's Utility Division Staff addressing that *proposed* IRP's non-compliance with the NMPRC's IRP Rule admitted as evidence in NMPRC Case No. 13-00390-UT demonstrates that PNM's *proposed* 2014 IRP did not comply with the risk analysis and identification and evaluation of feasible alternatives requirements in that Rule.

To accomplish the "objective" stated in 17.7.3.6 NMAC, the NMPRC's IRP Rule, codified at 17.7.3.9.F and G NMAC, requires that the IRPs proposed by regulated public utilities identify and "consider all feasible supply-side and demand-side resources" and identify its "most cost-effective resource portfolio" by evaluating "all feasible supply and demand-side resource options on a consistent and comparable basis, and take into consideration risk and uncertainty (including but not limited to financial, competitive, reliability, operational, fuel supply, price volatility and anticipated environmental regulation)" and "evaluate the cost of each resource through its projected life with a life-cycle or similar analysis" and "consider and describe ways to mitigate ratepayer risk." Pursuant to 17.7.3.12.A NMAC in that IRP Rule, the NMPRC is required to review a public utility's "*proposed* IRP for compliance with the procedures and objectives set forth therein." (Emphasis added).

That section of the NMPRC's IRP Rule provides further:

> The commission may accept the *proposed* IRP as compliant with this rule without hearing, unless a protest is filed that demonstrates to the commission's reasonable satisfaction that a hearing is necessary. Protests must be filed within thirty (30) days of the filing of the *proposed* IRP. If the commission has not acted within forty-five (45) days after the filing of the *proposed* IRP, that IRP is deemed *accepted as compliant with this rule*. If the commission determines the *proposed* IRP does not comply with the requirements of this rule, the commission will identify the deficiencies and return it with the utility with instructions for re-filing. (Emphasis added).

Pursuant to the foregoing plain language in the NMPRC's IRP Rule, if timely protests of a public utility's "proposed" IRP are filed, there is no legal determination that, as proposed, it complies with the requirements in the Rule unless the NMPRC issues an order determining such compliance. As shown by the NMPRC's publicly available records in Case No. 14-00228-UT, it is undisputed that timely protests of PNM's *proposed* 2014 IRP were filed by six parties, including the NMPRC's Utility Division Staff, the Office of the Attorney General of New Mexico and New Energy Economy (NEE).

As further shown by the NMPRC's public record in that case, on August 13, 2014, the NMPRC issued an Initial Order in that case determining (at ¶ 36) that the protests filed demonstrated to the reasonable satisfaction of the NMPRC that a hearing was "necessary to determine whether the Proposed IRP is in compliance with Rule 17.7.3" and "[a]ccordingly the Commission should not accept the Proposed IRP as compliant with Rule 17.7.3 at this time." That NMPRC Order (¶ 37) determined further that "[d]ue to the overlap of issues between this matter and those to be addressed in pending Case No. 13-00390-UT [addressing PNM's proposed abandonment of Units 2 and 3 of the San Juan Generating Station and request for approval of new coal and nuclear-powered resources to replace that capacity] and Case No. 14-00158-UT [addressing PNM's proposed 2015 Renewable Energy Portfolio Plan], this case should be held in abeyance until final, non-appealable orders in those cases are issued by the Commission."

The NMPRC's publicly available record in Case No. 14-00228-UT shows that, on May 4, 2016, the NMPRC issued a Notice of Proposed Dismissal in that case stating that a Final Order in Case No. 13-00390-UT had been issued on December 16, 2015 and notifying the parties that the Commission would close that case "with prejudice" thirty days from the date of that Notice unless, before that time, "good cause" was shown why that docket should remain open. The NMPRC's record there shows further that, on May 31, 2016, NEE, one of the parties that protested PNM's proposed 2014 IRP, timely filed a "Request to Hold in Abeyance or Dismiss Without Prejudice for Good Cause" opposing the NMPRC's closure of that docket based on (i) the NMRPC's failure to address or resolve the merits of NEE's protest of PNM's proposed 2014 IRP in Case Nos. 13-00390-UT or 14-00228-UT or otherwise determine that PNM's proposed 2014 IRP complied with the requirements of the NMPRC's IRP Rule and (ii) PNM's continuing reliance in other cases before the NMPRC on that proposed 2014 IRP and its claims that it complied with those requirements. The record in Case No. 14-00228-UT shows further that, to date, the NMPRC has never issued an order "accepting" PNM's proposed 2014 IRP as being compliant with the requirements in its IRP Rule.

The NMPRC's record in Case No. 13-00390-UT shows that, on August 29, 2014, the NMPRC's Utility Division Staff filed Direct Testimony by David Rode, an independent outside expert in the field of "risk analysis" associated with electric utility resource planning, addressing PNM's compliance with the NMPRC's IRP Rule with respect to the "risk and portfolio selection analyses prepared by PNM to support PNM's application" there for authority to acquire additional "base load" coal and nuclear-powered generation capacity to replace baseload capacity from Units 2 and 3 of the SJGS proposed for retirement at the end of 2017. Staff witness Rode's expert opinions in that Direct Testimony (at pp. 11, 17-18), which subsequently were admitted in their entirety by the NMPRC as evidence in the record in that case, included the following"

> I believe that PNM's risk analysis is too limited in scope. It excludes a variety of important variables and alternative scenarios from probabilistic analysis and therefore PNM's risk measure necessarily understates the true risks in the company's proposal.
>
> In addition, as a result of the greater uncertainty likely present, the various options considered by PNM may not be statistically distinguishable, meaning that PNM has not demonstrated convincingly that the proposed RSIP [Revised State Implementation Plan] with PV [Palo Verde Nuclear Generating Station] 3 is the most cost-effective portfolio.
>
> ***
>
> **Q. WHY IS THE LIMITATION ON WHAT BASELOAD CAPACITY ADDITIONS WERE CONSIDERED [BY PNM] PROBLEMATIC?**
>
> A. The most consequential aspect of this case, in my opinion, is PNM's proposal to bring SJ [San Juan Generating Station] 4 and PV3 into rates. Not only is considerable

expense involved, but because PNM itself is taking both sides of these transactions (i.e., "selling" from the non-regulated side to the regulated side), it seems worthy of heightened scrutiny. The fact that PNM seems to have included no other options in its analysis but yet labeled that path "most cost effective" strikes me as potentially inappropriate, given that PNM has a clear interest in bringing PV3 into rate base at the highest possible valuations.

Now, given a broader range of possible options, perhaps SJ4 and PV3 *are* legitimately the most cost effective choice. My issue is that we cannot know unless other possible paths are examined. And incidentally, this is not simply my opinion. I believe it is required by the IRP Rule itself. Section 17.7.3.9(G)(1) requires that "utilities shall evaluate all feasible supply and demand-side resource options." This does not appear to have been done. (Emphasis in original).

The NMPRC's Hearing Examiner's Certification of the Modified Stipulation in Case No. 13-00390-UT to the Commission recommending approval of that proposed settlement did not address the merits of the foregoing opinions by Staff witness Rode. Moreover, the Minutes of the NMPRC's December 16, 2015 Open Meeting Discussion of the Final Order in that case show that the NMPRC's Office of General Counsel recommended approval of that Modified Stipulation and that the NMPRC reject NEE's challenge of its reasonableness, that was based, in part, on Staff witness Rode's expert opinions regarding PNM's failure to comply with the Commission's IRP Rule, on the ground that Mr. Rode's testimony was filed with the NMPRC prior to the submission of that settlement and therefore was not relevant.[3]

The Modified Stipulation approved by the NMPRC in its Final Order in Case No. 13-00390-UT included a provision in the "Modified Stipulation" (¶ 33) providing that NMPRC Docket 14-00228-UT, opened to address the filed protests of PNM's proposed 2014 IRP, "should be closed without further Commission action." NEE subsequently filed a timely appeal challenging the lawfulness of that NMPRC Final Order to the New Mexico Supreme Court docketed as NMSC Docket No. 35,697. That appeal is currently pending before that Court.

On January 25, 2017, at oral argument on that appeal before that Court attended by the Foundation's President, several Justices asked counsel for PNM and other attorneys supporting the NMPRC's Final Order how the NMPRC could have lawfully approved PNM's proposed acquisition of new coal and nuclear-powered generation resources when the NMPRC had never "accepted" PNM's proposed 2014 IRP, which one Justice described as the "base line" against

[3] Staff witness Rode's August 29, 2014 testimony was admitted by the NMPRC as evidence regarding PNM's identification and evaluation of all "feasible" resource alternatives and compliance with the requirements in the NMPRC's IRP Rule at the NMPRC's January 2015 hearings regarding the first settlement submitted in Case No. 13-00390-UT. In its briefs to the NMPRC and the New Mexico Supreme Court, NEE has argued that Mr. Rode's opinions regarding those matters remained relevant to the lawfulness of the Modified Stipulation subsequently filed in that case because PNM and the other parties supporting that revised settlement continued to rely on the same resource alternatives identified and evaluated by PNM in its economic modeling to support its Application and the initial settlement proposed in 2015. The NMPRC's Hearing Examiner's Certification of the Modified Stipulation and the NMPRC Open Meeting Minutes in NMPRC Case No., 13-00390-UT referenced are publicly available using the Efile link on the NMPRC's web site.

which the cost-effectiveness of those proposals were supposed to be evaluated.[4] Moreover, PNM has acknowledged to that Court and the NMPRC, and the NMPRC has agreed, that PNM has not had an IRP "accepted" by the NMPRC as compliant with its IRP Rule since the NMPRC accepted PNM's proposed 2008 IRP in 2008.

It is the Foundation's understanding that a decision by the New Mexico Supreme Court addressing the lawfulness of the NMPRC's Final Order in Case No. 13-00390-UT is expected sometime later this year. Per New Mexico law and repeated Supreme Court precedent, if that Court finds that the NMPRC's Final Order in that case was arbitrary, capricious or otherwise contrary to applicable law, that Order will be vacated and the case remanded to the NMPRC for further action consistent with its opinion. Such further NMPRC action presumably would include requiring PNM to submit a new plan for acquiring the generation resources needed to service its customers beyond 2017, considering its latest revised (lower) peak load projections, if SJGS Units 2 and 3 are retired at the end of 2017 as proposed by PNM in accordance with the Revised State Implement Plan agreement with the U.S. Environmental Protection Agency previously approved by the NMPRC.

Thus, the Company continues to be exposed to the risk that the New Mexico Supreme Court may overturn the NMPRC's approval of the additional coal and nuclear-powered generation resources described in PNM's proposed 2014 IRP approved by the NMPRC in December 2015. PNM's proposed 2014 IRP does not address that risk.

PNM's proposed 2014 IRP also does not address what resources PNM would seek to procure to replace the generation capacity being retired from SJGS Units 2 and 3 and meets its current service needs considering its latest revised load projections if the New Mexico Supreme Court determines that the NMPRC's Final Order was not lawful. That matter is germane to the Foundation's Proposal because, in 2016, subsequent to the NMPRC's issuance of that Final Order, PNM conducted a request for proposals for up to 50 MW of renewable resources for which it received bids for solar and wind resources at costs per MW substantially lower than those PNM assumed in its Case No. 13-00390-UT economic models, but declined to propose acquisition of any of those resources on the grounds that they were not needed considering its existing generation portfolio.[5]

Regardless of the outcome of that pending New Mexico Supreme Court appeal the Foundation believes that, as a matter of New Mexico law (i.e., the NMPRC's IRP Rule), the NMPRC's approval of the contested Modified Stipulation settlement in Case No. 13-00390-UT did not constitute NMPRC acceptance of PNM's proposed 2014 IRP as compliant with the requirements of that Rule. That is to say, as a matter of law, even if sustained, the NMPRC's approval of that settlement does not support the Company's contention that its proposed 2014 IRP "substantially implemented" the Foundation's Proposal.

Fourth, PNM's proposed 2014 IRP also does not address the risk to investors in the Company associated with its subsidiary PNMCUC's $125 million loan to WSJ (described by

[4] Those questions by the New Mexico Supreme Court were recorded. A transcript of the proceedings is available from the New Mexico Supreme Court.

[5] NMPRC Case No. 13-00390-UT, June 1, 2016 PNM Verified Report to NMPRC Regarding Request for Proposals Pursuant to the Modified Stipulation, also available on the NMPRC's web site.

PNM as a "ring-fenced, bankruptcy remote, special purpose entity" and subsidiary of Westmoreland Coal Co.) in January 2016 to enable WSJ to purchase the San Juan Coal Mine, which is the sole source of (coal) fuel for PNM's interests in the SJGS, from BHP Billiton Co. after Westmoreland Coal Co. was unable to finance that purchase as previously agreed and described by PNM in NMPRC Case No. 13-00390-UT to allow the SJGS to continue operating beyond 2017. The very facts that Westmoreland Coal Co. was unable to finance that coal mine acquisition as previously represented by PNM to the NMPRC in that case and that the Company had to form a new subsidiary (PNMCUC) in January 2016 to borrow funds to loan to WSJ, a loan guaranteed by the Company, in order to allow WSJ to complete that purchase and PNM to continue operating the SJGS attests to the substantial investment risk associated with PNM's continuing investments in the coal-fired SJGS.

In that regard, on March 31, 2016, NEE filed a formal Complaint with the NMPRC, docketed as Case No. 16-00078-UT, requesting that the Commission investigate that PNMCUC loan and its potential impact on PNM's ratepayers as well as PNM's failure to disclose the need for that loan to the NMPRC prior to the NMPRC's loss of jurisdiction in Case No. 13-00390-UT as a result of NEE's appeal of the NMPRC's Final Order in that case. As shown by the NMPRC's publicly available record in Case No. 16-00078-UT, on May 4, 2016, PNM filed an Answer to that NEE Complaint opposing the relief requested, arguing, *inter alia*, that (i) PNM had no knowledge or reason to believe that Westmoreland Coal Co. would not be able to satisfy its previously stated contractual obligation to purchase the San Juan Coal Mine while Case No. 13-00390-UT was pending before it and (ii) PNMCUC's $125 million loan to WSJ, funded by The Bank of Tokyo-Mitsubishi and "guaranteed by PNMR," did not involve or affect PNM. As shown in that docket, the NMPRC has conducted no investigation of that loan transaction or its potential effect on PNM's cost of capital or investors in the Company to date, in that NEE Complaint docket or in any other manner.

For all of these reasons and as a matter of New Mexico law, PNM's *proposed* 2014 IRP has never been determined by the NMPRC to be compliant with its IRP Rule. Therefore there is no factual basis supporting the Company's claim that PNM's *proposed* 2014 IRP is reliable or included assessments that "substantially implemented" the Foundation's Proposal.

3. PNM's obligation to File its Proposed 2017 IRP with the NMPRC on July 1, 2017 also does not "compare favorably with the guidelines of the proposal" or satisfy "the essential objective of the proposal."

For similar and additional reasons, PNM's legal obligation pursuant to the NMPRC's IRP Rule to file its *proposed* 2017 IRP with the NMPRC on July 1, 2017 does not "compare favorably with the guidelines of the proposal" or satisfy "the essential objective of the proposal. The Company's Response (p. 1) notes that the Company "anticipates that its Proxy Materials will be available for mailing on or about April 4, 2017." PNM's *final proposed* 2017 IRP will not be completed or available until well after that date.

The Company's Response (p. 6) argues that PNM's development of information concerning its "pending" 2017 IRP process, including the consistency of its current and proposed generation portfolio with "carbon and methane regulations, including the CPP" is currently available on PNM's web site at http://www.pnm.com/2017-irp-meetings. Review of PNM's posting at that web site addressing "Environmental Data and Regulation," however, shows slide summaries presented at a September 22, 2016 IRP meeting, *before* the November 2016 presidential election and the change in Presidential Administration that, as noted above, has indicated its intent to repeal the existing CPP and EPA methane regulations and withdraw the U.S. from the Paris Agreement. That information on its face does not "substantially implement" the Foundation's Proposal.

As discussed above, the (cost-effectiveness) purpose of the NMPRC's IRP Rule is not substantially similar to the essential (investor risk) purpose of the Foundation's Proposal. Thus, the Company's representation that it intends to comply with that Rule when it files its proposed 2017 IRP does not show that the Company "has already substantially implemented the proposal" or will do so in the future as claimed in its Response. Moreover, even if the SEC were to conclude that PNM's compliance with the requirements of the NMPRC's IRP Rule would "substantially implement" the Foundation's Proposal, considering the factual record before the NMPRC (summarized above) showing that the NMPRC has not accepted *any proposed* PNM IRP as compliant with its IRP Rule since it accepted PNM's proposed 2008 IRP in 2008, there is no factual basis for the SEC to conclude that whatever proposed 2017 PNM files with the NMPRC on July 1, 2017 will comply with the requirements in that Rule and thus "substantially implement" the Foundation's Proposal.

4. PNM's disclosures on its "Sustainability Portal" on its web site also do not "compare favorably with the guidelines of the proposal" or satisfy "the essential objective of the proposal."

The Company's Response (p. 6) also argues vaguely that information on its "Sustainability Portal" on its web site complies favorably with the guidelines of the Foundation's Proposal and satisfies it's the essential objective of the Proposal, claiming that it "covers a wide variety of environmental and climate-change related topics applicable to the Company, including a discussion on the Company's efforts to in relation to the Clean Power Plan and details on the Company's historic and perspective GHG emissions reductions." The Foundation's review of the information posted on that Company "Portal," including the information addressing "PNM's Regional Haze Plan" quoted in the Company's Response, indicates that it simply repeats or summarizes conclusory statements in PNM's *proposed* 2014 IRP, that has never been accepted by the NMPRC as compliant with its IRP Rule, with little if any current analysis of the specific matter addressed in the Foundation's Proposal. That is to say, the information provided there does not appear to supplement or update the information provided in PNM's proposed 2014 IRP regarding the guidelines in the Proposal in any substantial way considering PNM's most recent load forecasts and the change in Presidential Administration policy, addressed earlier.

For the same reasons addressed earlier, PNM's proposed but never NMPRC-"accepted" 2014 IRP, as supplemented by the information provided on the Company's Sustainability Portal does not "substantially implement" the Foundation's Proposal. The Company's request that the SEC exclude the Foundation's Proposal from PNM's 2017 Proxy Materials therefore should be denied. The current, up-to-date Company assessment requested in the Foundation's Proposal is necessary and appropriate to allow existing and potential investors in the Company to make informed decisions about the risks associated with the Company's existing and currently planned future reliance on fossil-fueled power generation resources to the extent those resources produce emissions that are inconsistent with limiting global warming to more than two degrees Celsius over pre-industrial levels, as articulated in the Paris Agreement.

Charlotte Levinson, President



The Max and Anna Levinson Foundation
P.O. Box 6309
Santa Fe, NM 87502

505 995 8802

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

January 12, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: PNM Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the Max and Anna Levinson Foundation Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client PNM Resources, Inc., a New Mexico corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 16, 2016 by the Max and Anna Levinson Foundation (the "Foundation" or "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Foundation.

The Company anticipates that its Proxy Materials will be available for mailing on or about April 4, 2017. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Foundation any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that PNM, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing reports and public disclosures.

DISCUSSION

Rule 14a-8(i)(10) – the Proposal may be excluded because the Company has already substantially implemented the proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC's view of the purpose of this exclusion was stated with respect to the predecessor to Rule 14a-8(i)(10): the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Oshkosh Corp*. (Nov. 4, 2016); *NetApp, Inc.* (June 10, 2015); *Peabody Energy Corp*. (Feb. 25, 2014); *Medtronic, Inc.* (June 13, 2013); see, e.g., *Starbucks Corp.* (Nov. 27, 2012), *Whole Foods Market, Inc.* (Nov. 14, 2012), and *Texaco, Inc.* (Mar. 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Cisco Systems, Inc*. (Sept. 27, 2016) (allowing exclusion under Rule 14a-8(i)(10) of a proxy access proposal despite its including eligibility criteria distinguishable from those in the company's existing proxy access bylaw); *Walgreen Co.* (Sept. 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement); and *Johnson & Johnson* (Feb. 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, e.g., *Hewlett-Packard Co.* (Dec. 11, 2007), *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007) and *Bristol-Myers Squibb Co.* (Mar. 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *WD-40 Co*. (Sept. 27, 2016); *Oracle Corp*. (Aug. 11, 2016); *Exxon Mobil Corp.* (Mar. 17, 2015); *Deere & Co.* (Nov. 13, 2012); *Exxon Mobil Corp.* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); and *The Gap, Inc.* (Mar. 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. For example, in *Dominion Resources, Inc.* (Feb. 9, 2016), the Staff allowed the company to exclude a proposal requesting a report on how the company measures, mitigates, sets reduction targets, and discloses methane emissions, which exclusion was granted because the public disclosures made in the company's Methane Management Report 2015 "compare[d] favorably with the guidelines of the proposal." See also *Dominion Resources, Inc.* (Feb. 5, 2013) (allowing the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts because the Company already made similar disclosures pursuant to state regulatory reporting requirements); *Dominion Resources, Inc.* (Jan. 24, 2013) (allowing the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corp.* (Mar. 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate that it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed Exxon to exclude the proposal in reliance on Rule 14a-8(i)(10). For similar results, see also *Entergy Corp*. (Feb. 14, 2014) (requesting the board prepare a report on policies the company could adopt and near-term actions it could take to reduce greenhouse gas emissions); *Abercrombie & Fitch Co.* (Mar. 28, 2012) (requesting that the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *MGM Resorts International* (Feb. 28, 2012) (requesting that the board issue a sustainability report to shareholders); *Duke Energy Corp.* (Feb. 12, 2012) (requesting that the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *Exelon Corp*. (Feb. 14, 2010) (allowing the exclusion of a proposal that requested a recurring report on different aspects of the company's political contributions when the company had already adopted guidelines for political contributions made with corporate funds, and issued a report on the company's political contributions); *Exxon Mobil Corp.* (Mar. 18, 2004) (requesting a report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (Feb. 17, 2004) (requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

B. The Company's disclosures in its publicly available Integrated Resource Plan, in addition to other publicly available disclosures on its website, substantially implement the Proposal

The Proposal asks that Public Service Company of New Mexico ("PNM"), the Company's operating subsidiary, "publish an assessment . . . of the long term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels." PNM regularly spends extensive amounts of time and corporate resources conducting and publicly disclosing relevant scenario analyses of its generation assets under the integrated resource plan ("IRP") process mandated by New Mexico law to facilitate New Mexico Public Regulation Commission ("NMPRC") oversight of PNM. PNM's current IRP report (the "2014 IRP"), available at https://www.pnm.com/irp, evaluates, among other things, alternative cost and risk scenarios as well as existing and anticipated regulatory and technological developments with respect to PNM's meeting its obligation to supply the energy needs of its customers over a 20-year planning horizon. In particular, as detailed below, in the upcoming IRP report to be published in July 2017 (the "2017 IRP"), PNM will assesses its portfolio of generation assets on the basis of the greenhouse gas ("GHG") emissions reductions called for in the Clean Power Plan (defined below), which are substantially comparable to those committed to by the United States in connection with the Paris Agreement (defined below), which is the source of the two degree temperature limitation goal noted in the Proposal (the "2 Degree Scenario"). The 2017 IRP, in conjunction with the information on the Company's Sustainability Portal[1] (discussed below) and the Company's other public disclosures, compares favorably with the guidelines in the Proposal. Consequently, the Proposal has already been substantially implemented by the Company and may, therefore, be excluded from the Company's Proxy Materials.

The 2 Degree Scenario is the "central aim" of the United Nations Framework Convention on Climate Change's Paris Agreement, which was signed by the United States on April 22, 2016 and entered into force on November 6, 2016 (the "Paris Agreement").[2] To help achieve the 2 Degree Scenario, the Paris Agreement puts forth a series of frameworks through which signatories to the agreement work towards the 2 Degree Scenario, in particular by reducing the flow of heat-trapping GHG emissions into the atmosphere and developing other ways to mitigate the impacts of climate change. As a part of its agreement to join to the Paris Agreement, the United States submitted its Intended Nationally Determined Contribution ("INDC"), through which it committed to reduce its GHG emissions by 26-28 percent below the 2005 level in 2025, and to make "best efforts" to reduce emissions by 28 percent.[3] The U.S.'s INDC explained that several U.S. laws, as well as existing and proposed regulations, were relevant to the implementation of the U.S. target, including the Clean Air Act (the "CAA") (42 U.S.C. §7401 et seq.) and the Environmental Protection Agency's proposed (at the time) regulations to cut carbon pollution from existing power plants, which became known as the "Clean Power Plan" (the "CPP") (80 F.R. 64966).[4] The CPP, which was developed under the CAA, aims to cut carbon pollution at the state or regional levels from existing power plants by 32 percent of 2005 levels by 2030 and has been described by the White House as one of the tools that the U.S. would use to meet its GHG emissions reduction targets under the Paris Agreement. Therefore, when

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[1] Available at http://www.pnmresources.com/about-us/sustainability-portal/environment.aspx.
[2] The Paris Agreement and additional information related thereto can be found at: http://unfccc.int/paris_agreement/items/9485.php.
[3] The U.S. INDC can be found at: http://www4.unfccc.int/submissions/INDC/Submission%20Pages/submissions.aspx.
[4] *Ibid*. The Clean Power Plan Final Rule: https://www.epa.gov/sites/production/files/2015-08/documents/cpp-final-rule-ria.pdf.

considering the impact of public policies consistent with the 2 Degree Scenario, as requested by the Proposal, the Company should focus its assessment on the long-term impact of the reduction in GHG emissions in-line with the U.S. INDC and the CPP.

In accordance with section 17.7.3 of the New Mexico Administrative Code, PNM is required to file an IRP with the NMPRC every three years that evaluates alternative ways of meeting PNM's obligation to supply the energy needs of its customers over a 20-year planning horizon and includes a four-year action plan. To identify the most cost-effective resource portfolio and alternative portfolios, PNM must evaluate all feasible resource options in a consistent and comparable manner, and take into consideration risk and uncertainty, including financial and competitive risks as well as anticipated environmental regulation and technological changes. For resources whose costs and service quality are equivalent, the IRP rules require PNM to prefer resources that minimize environmental impacts. To facilitate a comparison of the estimated costs of the projected future use of coal or natural gas generation facilities with the use of alternative carbon-free renewable or nuclear resources, the NMPRC requires PNM to present carbon dioxide emission rates for each supply-side resource on its system and include a standardized range of potential future costs of carbon emissions mandated by the NMPRC. In addition to the detailed description of the most cost-effective portfolio, PNM is required to develop a reasonable number of alternative portfolios by altering risk assumptions and other parameters developed by PNM and the public advisory process. Given the large impact and uncertainty regarding future GHG regulation and the pace of related technological innovation, carbon cost scenarios are a key assumption for the IRP modeling.[5]

In the 2014 IRP, which covers the period from 2014-2033, PNM considers existing energy supply, demand and transmission resources as well as future resource options, with a spotlight on existing renewable technologies, emerging technologies and future energy efficiency resources.[6] The 2014 IRP further considers a variety of scenarios in its portfolio analysis, which is based upon several load forecasts and price sensitivities and includes an examination related to energy efficiency, renewable resources, drought conditions and carbon prices.[7] Specifically, "portfolio analyses were conducted using three coordinated alternative visions of the future," including a "High Gas/High Carbon Scenario"[8], whose long-term (2026-2035) criteria contemplates a dramatic increase CO_2 prices (to $55 per tonne), the implementation of regulations that restrict the economic utility of coal-fired plants, and aggressive carbon regulation. This modelling was informed by global economic projections, including key energy policy components (short-term, mid-term and long-term) from the Organization for Economic Cooperation and Development. Underlying the analysis is the understanding that technology and regulations – both existing and planned – need to be considered: "[f]or planning purposes, PNM uses known and reasonably expected variables to develop assumptions. These include assumptions about technology availability and price, *current regulations*, *anticipated future regulations* and consumer usage patterns" (emphasis added).[9] Appendix G to the 2014 IRP describes the rules and regulations applicable to PNM that must be considered in its resource planning, including the relevant CAA provisions and the (at the time not-yet-implemented) CPP.

With respect to the 2017 IRP that is to be filed with the NMPRC by July 1, 2017, PNM is in the midst of a year-long process in which it has held a number of public meetings open to all

[5] See the 2014 IRP, p. 110.
[6] See Articles 1 and 5 of the 2014 IRP.
[7] See the 2014 IRP pp. 70-104.
[8] The 2014 IRP, p. 65
[9] The 2014 IRP, p. 1.

stakeholders, including customers and shareholders. Information about the pending process to prepare the 2017 IRP, including relevant presentations covering topics such as forecasts and assumptions (including a discussion of varying scenarios for carbon pricing under the CPP), environmental data and regulation for integrated resource planning (covering, among other things, carbon and methane emission regulations, including the CPP) and emerging technologies (including developmental status, costs and challenges), are currently available on PNM's website at https://www.pnm.com/2017-irp-meetings. When completed, the 2017 IRP will evaluate PNM's generation portfolio against the CPP, which calls for states to cut power sector carbon dioxide emissions 32% over 2005 levels by 2030. Thus, the 2017 IRP will enable a comparison of PNM's potential future GHG emissions to the U.S. INDC to the Paris Agreement of reducing GHG emissions by 26-28% below 2005 levels by 2025. The U.S. INDC is described in the Moody's June 2016 report of environmental risks as a baseline plausible central scenario for analyzing carbon transition risk and in the 2017 IRP PNM will assess its portfolio accordingly.

The preparation of PNM's IRP includes not only voluminous research and analysis, but it also occurs within the context of public meeting and input. In 2016, PNM held six meetings related to the IRP process, covering topics such as scenarios and sensitivities, renewable energy and energy efficiency, environmental regulation risks and model planning. Each meeting was not only open to the public, but PNM actively sought public participation. Further, PNM makes its employees available at these meetings to discuss the IRP report and to answer questions. In the end, the IRP process undertaken by PNM goes far beyond what is requested by the Proponent.

The report requested by the Proposal has been substantially implemented because PNM's IRP planning process already incorporates the scenario analysis into its strategic and capital allocation planning that includes modelling based on anticipated future regulation of GHG emissions (at levels comparable to the CPP and the U.S. INDC), technology innovation and customer usage patterns; the IRP (including the 2014 IRP, the 2017 IRP as well as the publicly available presentations on PNM's website) thus meets the essential objective of the Proposal.

In addition to the IRP, the Company publicly discloses relevant information on its Sustainability Portal. This website covers a wide variety of environmental and climate-change related topics applicable to the Company, including a discussion on the Company's efforts in relation to the Clean Power Plan and details on the Company's historic and prospective GHG emissions reductions. As regards the Clean Power Plan, the Sustainability Portal states:

> "PNM's Regional Haze Plan for SJGS [the San Juan Generating Station] will *play a significant role in helping New Mexico comply with EPA's final Clean Power Plan* … [b]y undertaking the significant actions at SJGS [the retirement of two coal-burning facilities], New Mexico's greenhouse gas emissions will be lowered by approximately 25% by the year 2030 as compared to 2012 levels."[10]

The Sustainability Portal includes further discussions of the Company's environmental stewardship, and its energy efficiency and renewable energy efforts. It also directly addresses the Company's current efforts and expectations with respect to overall GHG emissions reductions. The Sustainability Portal thus includes supplementary, but complementary materials, which, in conjunction with the IRP, substantially implements the Proposal.

While the Company believes that the IRP, together with the Company's other public disclosures (including the Sustainability Portal), clearly meets the essential objectives of the Proposal,

---

[10] Sustainability Portal, Environment, SJGS Regional Haze Plan and The Clean Power Plan. (Emphasis added.)

we do note that the Company need not take the exact action requested by a shareholder in order to be able to exclude a proposal under Rule 14a-8(i)(10); rather, it must substantially implement the shareholder proposal. As the Commission described in an earlier release noting the distinction between the current rule and its predecessor:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretive change. Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091(Aug. 16, 1983).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely,



Jane Whitt Sellers

Enclosures
cc: Patrick V. Apodaca – Senior Vice President, General Counsel and Secretary
Leonard D. Sanchez – Associate General Counsel
The Max and Anna Levinson Foundation

Exhibit A

THE MAX AND ANNA
LEVINSON FOUNDATION

November 13, 2016

Corporate Secretary
PNM Resources, Inc.
414 Silver Avenue SW
Albuquerque, NM 87102-3289

Greetings,

I am writing to propose that a 2 Degree Scenario Analysis be prepared and published by PNM Resources, Inc.

The Max & Anna Levinson Foundation has a history of successfully advocating for Sustainability Reporting with PNM. It is our hope that PNM will decide to take the next step, and plan for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries by committing to a 2 Degree Scenario Analysis.

The attached proposal is submitted for inclusion in the 2017 PNM Resources Inc. proxy statement in accordance with Rule 14a-8 of the General rules and Regulations of the Securities Act of 1934. The Max & Anna Levinson Foundation is the beneficial owner of these shares as identified in Rule 13d-3 of the Act. We have continuously held over $2,000 of PNM Resources stock over the last 12 months, and we intend to maintain ownership of at least $2,000 of PNM Resources stock through the next general annual meeting. A representative will attend the shareholder meeting to move the resolution as required by the SEC rules. We will provide additional proof of ownership from our sub-custodian, a DTC participant, upon request. We own 100 shares of PNM stock.

We believe that a 2 Degree Scenario Analysis creates a level of accountability that will benefit the company, its customers and its shareholders in the long-term.

We expect other co-filers may join in this resolution. The Max & Anna Levinson Foundation is glad to play the role of primary filer.

We hope that we can discuss our request for a 2 Degree Scenario Analysis. I can be reached at 505 995 8802, or ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,



P.O. Box 6309, Santa Fe, N.M. 87502-6309 ✦ (505) 995-8802
www.levinsonfoundation.org ✦ info@levinsonfoundation.org

2 Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement entered into force. Its goal of keeping global temperature rise well below 2 degrees Celsius has already begun to shape national policy decisions globally. The International Energy Agency estimates that to meet this goal the global average carbon intensity of electricity production will need to drop by 90 percent, a large target. As long-term shareholders, we would like to understand how Public Service Company of New Mexico's ("PNM") business planning is taking into account the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

In 2012, PNM's fossil fuel generation produced 6,778,139 metric tons of CO_2 emissions.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more comprehensive picture of current and future risks and opportunities for our company going beyond our routine planning. By assessing the impact of a 2 degree scenario on the company's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, the company can better plan for future regulatory, technological and market changes. Numerous companies are involved in doing such an assessment including major companies like Shell and BP and also other U.S. utilities. We believe there is a compelling self-interest for PNM and our shareholders to do such an assessment.

RESOLVED: Shareholders request that PNM, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

PNM Resources, Inc.
414 Silver Ave., SW
Albuquerque, NM 87102-3289
PNMResources.com



November 21, 2015

Sent via Electronic Mail and Overnight Delivery

Charlotte Levinson
The Max and Anna Levinson Foundation
P.O. Box 6309
Santa Fe, New Mexico 87502-6309
FISMA & OMB MEMORANDM M-07-16

Dear Ms. Levinson:

On November 17, 2016, PNM Resources, Inc. ("PNMR") received the shareholder proposal (the "Proposal") submitted by you on behalf of the Max and Anna Levinson Foundation (the "Foundation") for inclusion in the PNMR proxy statement for the 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"). In accordance with the regulations of the Securities and Exchange Commission ("SEC"), we are required to notify you if your submission does not comply with the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We are unable to verify through PNMR's records that the Foundation has been a stockholder of PNMR in the amount and for the period of time required by Rule 14a-8(b) under the Exchange Act (Rule 14a-8(b)) and therefore are unable to determine the Foundation's eligibility to submit a proposal for consideration at the 2017 Annual Meeting. Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing the Foundation's ownership eligibility. Rule 14a-8(b) states that, in order to be eligible to submit a proposal, the Foundation must have continuously held at least $2,000 in market value, or 1%, of PNMR's securities for at least one year preceding and including the date on which you submitted the Proposal (November 17, 2016). The Foundation must continue to hold the requisite amount of PNMR's securities through the date of the 2017 Annual Meeting.

There are two ways to demonstrate the Foundation's ownership eligibility under the SEC rules. You may submit to us either:

- a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date you submitted the Proposal (November 17, 2016), the Foundation has held continuously the requisite number of PNMR's securities for at least one year; or

- a copy of a filed Schedule 13D, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Foundation's ownership of shares as of or before the date on which the one-year eligibility period began and a written statement that the Foundation continuously held the required number of shares for the one-year period as of the date of the statement.

We understand from your letter dated November 13, 2016 that you intend to provide verification of ownership from the Foundation's sub-custodian, a DTC participant, upon request. **In accordance with Rule 14a-8(f)(1) under the Exchange Act, we inform you that the Foundation's proof of ownership information must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter**.

Pursuant to Rule 14a-8(f) under the Exchange Act, PNMR will be entitled to exclude the Proposal from its proxy materials if proof of ownership is not timely received, or if such proof of ownership letter does not provide the proof of ownership information required by Rule 14a-8(b). A copy of Rule 14a-8 under the Exchange Act is attached for your reference.

Sincerely,



Leonard D. Sanchez
Director, Ethics and Governance

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3:*** How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4:*** How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5:*** What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6****:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7****:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8****:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9****:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper under state law***: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law****:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules****:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest****:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance****:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of power/authority****:* If the company would lack the power or authority to implement the proposal;

(7) ***Management functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with company's proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) ***Substantially implemented:*** If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific amount of dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) ***The proposal;***

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11:*** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12:*** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13:*** What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]


usbank

Institutional Trust and Custody
425 Walnut Street
Cincinnati, OH 45202

usbank.com

Date: November 13, 2016

To Whom It May Concern:

U.S. Bank is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **The Max and Anna Levinson Foundation.**

In connection with a shareholder proposal submitted by **The Max and Anna Levinson Foundation on November 13, 2016** we are writing to confirm that **The Max and Anna Levinson Foundation** has had beneficial ownership of a least $2,000 in market value of the voting securities of **PNM Resources Inc. (Cusip#69349H107)** for more than one year.

U.S. Bank serves as the sub-custodian for Boston Trust and Investment Management Company. U.S. Bank is a DTC participant.

Sincerely,

M. Wolf

Melissa Wolf
Officer, Client Service Manager
Institutional Trust & Custody